SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

September 2, 2010

Re:                              Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 16, 2010
(File No. 001-13758)

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated August 19, 2010, concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2009, filed with the Commission on April 16, 2010 (File No. 001-13758).  The Company received initial comments from the Staff by letter dated July 15, 2010, and we responded on behalf of the Company by letter dated August 9, 2010.

We note that the responses set forth below are based solely on information received from the Company’s management.

Notes to Financial Statements

33. Intangible Assets, page F-87

Comment 1:                               Refer to your response to our prior comment number two and your disclosure on page F-89.  It is unclear to us how for the wireline operating segment you can represent that internal management monitors goodwill at the operating segment if your disclosure shows goodwill at levels below the operating segment.  Please explain.

Response:                                         The total goodwill attributed to the wireline business is monitored by the Company’s management at the wireline operating segment. The disclosure of the composition of the goodwill attributed to the wireline operating segment resulted from the disclosure that was made before the integration of the wireline business, which consisted of the mergers of the previously acquired ISP and international carrier businesses into PT Comunicações, a subsidiary of Portugal Telecom. The detail included in this disclosure was related to the goodwill generated in the acquisitions of each business prior to the mergers.

The mergers mentioned above, which were both legal and operational, resulted in the concentration of activities into a single organizational structure, which led to an improved organizational effectiveness and efficiency and to the optimization of operational activity. This explains the factors mentioned in the previous response letter supporting the fact that the Company monitors goodwill only at the operating segment level.

In this way and in accordance with the guidance in IAS 36 IN12.c, when the Company reorganized its reporting structure in a manner that changed the composition of cash-generating units to which goodwill had been allocated, the goodwill was reallocated to the units affected.

Although Portugal Telecom had not yet changed the disclosure in the Form 20-F following the integration of the wireline business, the Company acknowledges the Staff’s comment in relation to this matter and in its next Annual Report on Form 20-F will disclose the total goodwill related to the wireline operating segment in a single line, as it represents the way that goodwill is monitored by management.

35.7. Leasings, page F-97

Comment 2:                               We note your response to our prior comment number three.  Please confirm to us that these financial leases relate to actual transportation equipment and satellite capacity currently being used by you.

Response:                                         The Company confirms that the transportation equipment and satellite capacity acquired under finance lease contracts are currently being used in its normal course of business.

Satellite capacity acquired under finance lease contracts is currently being used by PT Comunicações for the direct-to-home (“DTH”) offer of its television service. Transportation equipment under finance lease contracts was acquired by several companies in the Portugal Telecom Group and is currently being used in their normal course of business.

The Company acknowledges the Staff’s comment regarding this matter and will clarify this issue in the disclosure to be made in its next Annual Report on Form 20-F, as mentioned in the previous response letter.

*                                         *                                         *

The Company has advised us that it acknowledges that:

•                        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                        the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:                                 Ivette Leon, Assistant Chief Accountant

Inessa Kessman, Senior Staff Accountant

Luis Pacheco de Melo